SECUF 05037831 IMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-66305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Wealth Enhancement Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1905 East Wayzata Blvd. Suite 300
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Beethe (952) 249-5041
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

120 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

I, Mark G. Beethe, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Wealth Enhancement Brokerage Services, LLC for the year ended December 31, 2004, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark G. Beethe
Chief Manager & Financial Operations Principal

Subscribed to before me this 23rd day of February 2005.

Notary Public

NICHOLAS C. BEISSEL
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Wealth Enhancement Brokerage Services, LLC

(SEC I.D. No. 8-66305)

Financial Statements and Supplemental Schedule as of December 31, 2004, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

This report* contains (check all applicable boxes):

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Wealth Enhancement Brokerage Services, LLC
Wayzata, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2005

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 25,576
Receivable from affiliates	5,958
Prepaid expenses and other receivables	13,990
TOTAL	$ 45,524

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Additional paid-in capital	$ 85,000
Retained deficit	(39,476)
TOTAL	$ 45,524

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

EXPENSES:	
Exchange fees, licenses, and permits	$ 11,930
Professional services	17,470
Other	150
Total expenses	29,550
NET LOSS	$ (29,550)

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (29,550)
Adjustments to reconcile net loss to cash used in operating activities—	
Changes in assets and liabilities:	
Prepaid expenses and other receivables	(13,990)
Receivable from affiliates	(5,958)
Accounts payable and accrued expenses	(3,083)
Total adjustments	(23,031)
Net cash used in operating activities	(52,581)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—	
Capital contribution	70,000
INCREASE IN CASH AND CASH EQUIVALENTS	17,419
CASH—Beginning of year	8,157
CASH—End of year	$ 25,576

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Additional Paid-in Capital	Retained Deficit	Total
BALANCE—December 31, 2003	$ 15,000	$ (9,926)	$ 5,074
Capital contribution	70,000		70,000
Net loss		(29,550)	(29,550)
BALANCE—December 31, 2004	$ 85,000	$ (39,476)	$ 45,524

See notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Wealth Enhancement Brokerage Services, LLC (the "Company"), formed May 28, 2003, is a privately held Delaware limited liability company operating as a registered securities broker/dealer. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker/dealer which does not receive customer or other securities. The Company has a clearing agreement through SII Investments, Inc. (SEC I.D. No. 8-13963).

Revenue Recognition—Commissions are recognized as earned.

Income Taxes—The Company is treated as a disregarded entity for U.S. federal income tax purposes and therefore is treated as a branch of the Parent. The Parent is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital of $25,576 was $20,576 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was zero at that date because there were no outstanding liabilities.

The Company claims exemption from Rule 15c3-3 of the Commission under Paragraph (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

3. RELATED-PARTY TRANSACTIONS

Certain expenses, including occupancy and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company. During 2004, no expenses were paid by the Parent and allocated to the Company. At December 31, 2004, no amounts were payable to affiliates related to these expenses. The amount of $5,958 is receivable from affiliates at December 31, 2004, relating to expenses paid by the Company on behalf of an affiliate.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

* * * * * *

SUPPLEMENTAL SCHEDULE

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 45,524
Less nonallowable assets:	
Receivable from affiliates	5,958
Prepaid expenses and other receivables	13,990
Total nonallowable assets	19,948
Net capital	$ 25,576
AGGREGATE INDEBTEDNESS—	
Total liabilities from the statement of financial condition	$ -
COMPUTATION OF NET CAPITAL REQUIREMENT—	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 20,576
Ratio of aggregate indebtedness to net capital	0.00

There were no differences between the net capital and aggregate indebtedness under SEC Rule 15c3-1 as shown herein and with those filed by the respondent in Part II of Form X-17a-5.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 21, 2005

Wealth Enhancement Brokerage Services, LLC
1905 East Wayzata Boulevard
Wayzata, Minnesota 55391

In planning and performing our audit of the financial statements of Wealth Enhancement Brokerage Services, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 21, 2005), we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP